Exhibit 99.1

Tarena Enters into Definitive Agreement for “Going Private” Transaction

BEIJING, April 30, 2021 /PRNewswire/ -- Tarena International, Inc. (Nasdaq: TEDU) (“Tarena” or the “Company”), a leading provider of professional education and K-12 education services in China, today announced that it has entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Kidedu Holdings Limited (“Parent”) and Kidarena Merger Sub, a wholly owned subsidiary of Parent (“Merger Sub”). Pursuant to the Merger Agreement, Merger Sub will merge with and into the Company, with the Company continuing as the surviving company and becoming a wholly owned subsidiary of Parent (the “Merger”), in a transaction implying an equity value of the Company of approximately US$230.6 million.

Pursuant to the Merger Agreement, at the effective time of the Merger, each American depository share of the Company (each, an “ADS”), representing one Class A ordinary share of the Company (together with the Class B ordinary shares of the Company, the “Shares”), issued and outstanding immediately prior to the effective time of the Merger, together with the Shares represented by such ADSs, will be cancelled in exchange for the right to receive US$4.00 in cash per ADS without interest, and each Share issued and outstanding immediately prior to the effective time of the Merger, other than the Excluded Shares (as defined in the Merger Agreement), the Dissenting Shares (as defined in the Merger Agreement) and Shares represented by ADSs, will be cancelled and cease to exist, in exchange for the right to receive US$4.00 in cash per Share without interest.

The merger consideration represents a premium of approximately 27.4% to the closing price of the ADSs on December 7, 2020, the last trading day prior to the Company’s announcement of its receipt of the preliminary non-binding “going-private” proposal from Mr. Shaoyun Han, and premiums of approximately 84.4% and 98.1% to the volume-weighted average trading price of the ADSs during the 60 trading days and 90 trading days, respectively, prior to and including December 7, 2020.

The merger consideration will be funded through cash contribution by Ascendent Capital Partners III, L.P. or its affiliates (the “Sponsor,” together with Mr. Shaoyun Han, the “Buyer Group”). Parent has entered into an equity commitment letter, pursuant to which the Sponsor has agreed, subject to the terms and conditions thereof, to provide the financing amounts for the purpose of financing the merger consideration. Mr. Shaoyun Han and his affiliates, Talent Fortune Investment Limited (an affiliate of KKR, “KKR”), New Oriental Education & Technology Group Inc. (“New Oriental”), and Banyan Enterprises Limited and Banyan Enterprises A Limited (affiliates of Gaorong Capital, “Gaorong,” together with Mr. Shaoyun Han and his affiliates, KKR and New Oriental, the “Rollover Shareholders”) have agreed to roll over all Shares they beneficially own in the Company in connection with the Merger.

The Company’s board of directors, acting upon the unanimous recommendation of a committee of independent directors established by the board of directors (the “Special Committee”), approved the Merger Agreement and the Merger, and resolved to recommend that the Company’s shareholders vote to authorize and approve the Merger Agreement and the Merger. The Special Committee negotiated the terms of the Merger Agreement with the assistance of its financial and legal advisors.

The Merger is currently expected to close during the third quarter of 2021 and is subject to customary closing conditions, including the approval of the Merger Agreement by the affirmative vote of shareholders representing at least two-thirds of the voting power of the outstanding Shares present and voting in person or by proxy at a meeting of the Company’s shareholders. The Rollover Shareholders have agreed to vote all Shares they beneficially own, which represent approximately 74.8% of the voting rights attached to the outstanding Shares as of April 30, 2021, in favor of the authorization and approval of the Merger Agreement and the Merger. If completed, the Merger will result in the Company becoming a privately held company and its ADSs will no longer be listed on the NASDAQ Global Select Market.

Duff & Phelps, LLC is serving as the financial advisor to the Special Committee. Gibson, Dunn & Crutcher LLP is serving as U.S. legal counsel to the Special Committee. Walkers (Hong Kong) is serving as Cayman Islands legal counsel to the Special Committee.

Skadden, Arps, Slate, Meagher & Flom LLP is serving as U.S. legal counsel to the Buyer Group. Morrison & Foerster LLP is serving as U.S. legal counsel to the Sponsor. Paul, Weiss, Rifkind, Wharton & Garrison LLP is serving as U.S. legal counsel to KKR. Allen & Overy LLP is serving as U.S. legal counsel to New Oriental. Cooley LLP is serving as U.S. legal counsel to Gaorong. Conyers Dill & Pearman is serving as Cayman Islands legal counsel to the Buyer Group. Appleby is serving as the Cayman Islands legal counsel to the Sponsor. Han Kun Law Offices is serving as the PRC legal counsel to the Buyer Group. Zhong Lun Law Firm is serving as the PRC legal counsel to the Sponsor.

Additional Information About the Merger

The Company will furnish to the U.S. Securities and Exchange Commission (the “SEC”) a current report on Form 6-K regarding the Merger, which will include as an exhibit thereto the Merger Agreement. All parties desiring details regarding the Merger are urged to review these documents, which will be available at the SEC’s website (http://www.sec.gov).

In connection with the Merger, the Company will prepare and mail a Schedule 13E-3 Transaction Statement (the “Schedule 13E-3”) to its shareholders. The Schedule 13E-3 will be filed with the SEC. INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE SCHEDULE 13E-3 AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE MERGER, AND RELATED MATTERS. In addition to receiving the Schedule 13E-3 by mail, shareholders also will be able to obtain these documents, as well as other filings containing information about the Company, the Merger, and related matters, without charge from the SEC’s website (http://www.sec.gov).

About Tarena International, Inc.

Tarena is a leading provider of adult professional education and K-12 education services in China. Through its innovative education platform combining live distance instruction, classroom-based tutoring and online learning modules, Tarena offers adult professional education courses in IT and non-IT subjects. Its adult professional education courses provide students with practical skills to prepare them for jobs in industries with significant growth potential and strong hiring demand. Tarena also offers K-12 education programs, including computer coding and robotics programming courses, etc., targeting students aged between three and eighteen.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Tarena may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to fourth parties. Any statements that are not historical facts, including any business outlook and statements about Tarena’s beliefs and expectations, are forward-looking statements. Many factors, risks and uncertainties could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: Tarena’s goals and strategies; its future business development, financial condition and results of operations; its ability to continue to attract students to enroll in its courses; its ability to continue to recruit, train and retain qualified instructors and teaching assistants; its ability to continually tailor its curriculum to market demand and enhance its courses to adequately and promptly respond to developments in the professional job market; its ability to maintain or enhance its brand recognition, its ability to maintain high job placement rate for its students, and its ability to maintain cooperative relationships with financing service providers for student loans. Further information regarding these and other risks, uncertainties or factors is included in Tarena’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Tarena does not undertake any obligation to update such information, except as required under applicable law.

For further information, please contact:

Amanda Wang

Investor Relations Contact

Tarena International, Inc.

Email: ir@tedu.cn